Contact

www.linkedin.com/in/tim-richards-522285a4 (LinkedIn)
philosopherfoods.com/ (Company)

Top Skills

Business Outreach

Conservation Advocacy

Non-Governmental Organizations (NGOs)

Tim Richards

Founder, CEO, and Owner at Philosopher Foods
Santa Cruz, California, United States

Summary

Philosopher Foods™ is promoting the flourishing of Earth's organisms and ecosystems through the Consumer Packaged Goods industry. We produce craft coconut butter, sprouted almond butter, and chocolate versions of both intended to regenerate people and the planet. We operate in the unceded territory of the Awaswas-speaking Uypi Tribe, presently known as Santa Cruz, California.

I founded Philosopher Foods as my way to tie together three of the dominant threads of my life: being a thinker, activist, and foodie. As a philosophy major, I thought a lot about the world's problems, and more importantly how to solve them. As an activist, I worked on ways to implement these solutions. As a foodie, I had to re-learn how to optimally nourish myself to engender my holistic health, and then teach others to do the same by being a Certified Holistic Health Coach.

Know Thy Foods™ is our slogan because if you are what you eat, then knowing your food is knowing yourself. I grew up on 18 years of the Standard American Diet, which was extremely detrimental to my mental, emotional, spiritual, and physical health. Lacking knowledge of and connection to my food and how it was grown and processed caused me serious harm, which I'm still working to repair at age 35. I'm passionate about holistically educating people about their food so that they can thrive, and so can the rest of Life and the Earth.

Stone grinding in small batches makes for the highest quality, most delicious, nutritious, ethical, and ecological nut butters available on the market. All of our ingredients are all Certified Organic and are also Fair Trade where available. We create peanut-free nut butters in a dedicated production facility. We offer the First and only Regenerative Organic Certified™ coconut butters and Glyphosate Residue Free certified nut butters.

Sprouting makes almonds sweeter, more digestible, and more nutritious. Research shows that sprouting increases the polyphenol content of the almonds, boosting antioxidant activity.

Dehydrating preserves the enzymes, flavor, and nutrition of sprouted almonds, without generating the carcinogenic acrylamide that results from roasting, as most nut butters are and contain.

Stone-grinding is a low temperature, slow speed, ancient technology for food processing that avoids the oxidation and heavy metal contamination of modern high-speed metal food processors that produce most commercially available nut butters.

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Experience

Philosopher Foods
9 years 7 months

Chief Philosopher
April 2013 - Present (9 years 7 months)
Santa Cruz, California, United States

Our philosophy in a jar: every bite of our craft nut butter should nourish you, the rest of Life, and the planet on which we live! Our stone ground coconut butter, sprouted almond butter, and chocolate versions of both are meticulously crafted in small batches.

Our mission is to create delicious, nutritious, ethical, and ecological food that nourishes all Life through its cultivation, manufacturing, distribution, and consumption. Our vision is that all business promotes the flourishing of all organisms and ecosystems!

Sprouting almonds is a traditional preparation technique that makes them sweeter, more digestible, and more nutritious. Stone grinding is an ancient technology that creates superior flavor, texture, and nutrient profile compared to modern metal processors.

We are positioning ourselves as an economic engine to propel regenerative agriculture into widespread flourishing by becoming the first nut product company to source 100% regeneratively-grown ingredients. Regenerative agriculture models nature to produce multiple crop yields in a given orchard while bolstering soil life, water retention, and long-term carbon sequestration.

We also intend for our company's manufacturing and distribution to be fueled by 100% renewable energy so that our company is nourishing to Life and Earth.

I had a vision on April 17, 2013 that it was my life's work to start a sprouted almond butter company to educate people on the importance of sprouted food and create a network of regenerative almond orchards to supply my company and others.

I launched on Earth Day, 2013, thus engaging myself in the long-term process of proving my thesis in environmental ethics – that human industry can become a force for health of people, planet, and the rest of Life!

I am most proud of bootstrapping a successful food business while strongly progressing towards achieving our mission.

Founder, CEO, and Owner
April 2013 - Present (9 years 7 months)
Santa Cruz, California, United States

https://philosopherfoods.com/

Tuleyome
1 year

Campaign Coordinator
2011 - 2012 (1 year)
Davis, California, United States

Campaign Coordinator
2011 - 2012 (1 year)
Davis, California, United States

Thomas J. Watson Fellowship
Fellow
August 2010 - August 2011 (1 year 1 month)
Global

I am a 2010 graduate of Haverford College in the United States, where I majored in Philosophy and engaged in environmental activism. Between August 15, 2010 and August 15, 2011, I traveled the world on a Thomas J.

Watson Fellowship, independently carrying out my self-designed yearlong project:

"Holistic Environmentalism: Community Approaches to Sustainability" in Australia, Germany, India, Italy, New Zealand, Portugal, Scotland, and Sweden.

"Ecovillages, Permaculture communities, and Transition Towns are three international grassroots movements attempting ecologically, economically, socially, and spiritually sustainable lifeways. I am traveling to five continents living in these three types of communities in order to study the theory and practice of sustainability in intentional and conventional communities across cultures. I intend to explore the ways in which human life can become more holistically sustainable with respect to environment, economy, society, and self."

In layman's terms, I lived in communities where people are trying to lead lives more connected to themselves, each other, and nature. I am interested in how and how well their visions of holistic sustainability translate into reality.

I was tired of being depressed about the global state of environmental affairs and political dereliction of duty, so I wanted to travel to places that are taking concrete (or strawbale!) action to holistically change the world. By doing so, I can counter any negativity that might come my way by pointing towards inspiring examples of solutions that exist and are being lived now.

This blog tracks the evolution of my yearlong journey and my thoughts along the way. https://sustainablephilosopher.wordpress.com/about/

The Wilderness Society
Climate Change Intern and Wilderness Policy Intern
2009 - 2010 (1 year)
Washington, District of Columbia, United States

Citizens for a Green Mount Airy
Executive Director
2007 - 2009 (2 years)
Mount Airy, Maryland, United States

Founded and directed a grassroots environmental organization in my hometown.

Education

Haverford College

Bachelor's Degree, Philosophy · (2005 - 2010)